Barclays PLC One Churchill Place
London E14 5HP

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington DC 20549

USA

8 October 2012

Dear Ms Ciboroski,

Barclays PLC and Barclays Bank PLC

Form 20-F for the fiscal year ended December 31, 2011

Filed 30 March 2012

Form 6-K

Filed 27 July 2012

Files No. 001-09246 and 001-10257

This letter responds to the comment letter (the “Comment Letter”) from the Staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”), dated 10 September 2012, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (the “2011 Form 20-F”) of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”) and the Report on Form 6-K relating to the Interim Results Announcement for the 6 months ended 30 June 2012 (the “Form 6-K”).

To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments in bold text and has provided Barclays responses immediately following each numbered comment.

In some of the responses, in light of the Staff’s views, Barclays indicates that it will provide disclosures in our Annual Report on Form 20-F for 2012 (the “2012 Form 20-F”) and other future filings that may differ from or supplement the corresponding disclosure in the 2011 Form 20-F or the Form 6-K. Barclays continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

In a number of responses, in response to the Staff’s comment, we have provided a form of disclosure for our 2012 Form 20-F. Changes in facts and circumstances at the time of the filing of the 2012 Form 20-F may result in changes in some or all of these forms of disclosure (in addition to changes to reflect the availability of full year 2012 financial information).

We acknowledge that:

Barclays is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Barclays may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Our responses to your comments are set out in Appendix 1 to this letter.

We hope this letter provides satisfactory answers to the Staff’s comments, but if you require further clarification or have further comments, please let us know.

Yours sincerely,

C.G. Lucas

Group Finance Director

Cc	Rebekah Lindsay

(Securities and Exchange Commission)

George H. White

John O’Connor

(Sullivan & Cromwell LLP)

Andrew Ratcliffe

(PricewaterhouseCoopers LLP)

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Form 20-F for Fiscal Year Ended December 31, 2011

Board Corporate Governance and Nominations Committee Report, page 9

1	We note from your disclosure on page 10 that in 2011 you concluded that the Committee’s performance could be improved and that you implemented an action plan as a result. In future filings, please expand your disclosure to explain the action plan and how it changed Committee processes.

Our annual Board Effectiveness Review, conducted in the fourth quarter (Q4) of 2011, found the performance of the Committee to be fully effective; however, the Committee concluded in Q1 2012, when considering the outcomes of the Review, that there were two areas where minor enhancements could be made. These were described in the 2011 Committee Chairman’s report. No other actions were identified and no material changes were made to the Committee’s processes.

In response to the Staff’s comment, set out below is a draft of the form of disclosure which we propose to include in the 2012 Form 20-F, which will be updated as appropriate to reflect the Committee’s 2012 annual review, the relative significance of the particular actions to be implemented, if any, and related changes to the Committee’s processes:

“Following the 2011 annual effectiveness review of the Committee, we improved the induction process for new Committee members by committing to implement a bespoke induction for any new Committee member, to be agreed by the Company Secretary with the Chairman and the new Committee member. We also provided more opportunities for members to bring items onto the Committee agenda, including distributing the draft agenda to all Committee members for comment ahead of meetings and including the Committee’s annual forward agenda with the papers for each meeting.”

Board Audit Committee Chairman’s Report, page 12

Internal Controls, page 13

2	Please expand your disclosure in future filings to describe the material components of the remediation program that was implemented following the fine imposed on Barclays Capital for breaches of client asset segregation rules and your compliance with the program.

In response to the Staff’s comment, we propose to add disclosure to the following effect, in the “Risk management – Supervision & regulation” section, in the 2012 Form 20-F and future Form 20-F filings, updated to reflect material facts and circumstances at the time of the filing, if any:

“In January 2011, Barclays Capital Securities Limited (BCSL) was subject to an FSA fine for breaches of the client money and assets (CASS) segregation rules. Specifically, BCSL failed to segregate client monies placed on GBP money market deposits intra-day in a segregated trust account. Throughout the relevant period the funds were segregated overnight but on an intra-day basis client money was co-mingled with firm money for between five and seven hours each day. Upon discovery of the intra-day segregation issue BCSL corrected the situation promptly.

BCSL also undertook a wider CASS Review in 2010 and implemented a remediation plan to address the issues identified in that review which included:

•	Enhancements to the client document and static data control framework.

Enhancements were made to the contractual and static data control framework to provide for systemic and centralised capture of the relevant contractual client money and custody terms and alignment to downstream calculation, segregation and reconciliation processes.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

An exercise was undertaken to align the client money contractual terms within the Terms of Business with the operational segregation practices and where required enter into supplemental or amended contracts with clients to clarify the basis upon which the monies and/or assets that they place with Barclays are held.

•	Increased automation of the client money calculation and reconciliation practices.

BCSL has introduced an automated client money system which has significantly reduced the level of manual processing involved in the client money calculation and segregation procedures and enhanced the available audit trail to inform the daily assurance processes.

•	Increased clarity and transparency of CASS Policies, Procedures and Roles and Responsibilities.

A CASS oversight officer has been appointed and a formal organisational structure (including roles and responsibilities) covering CASS requirements has been agreed and implemented across relevant business and infrastructure areas. Awareness of CASS and the application to the firm’s business activities has been enhanced through the introduction of a mandatory structured training course for those involved in CASS Processing and the development of detailed operational policies and procedures.

•	Enhanced Governance and Oversight Controls.

A formal Governance, Control and Oversight committee structure with formal reporting obligations into the firm’s central governance framework has been established.

A CASS specialist team has been established within the Operational Regulatory Control team and ongoing CASS quality assurance and incident management and reporting processes have been established and implemented.”

3	Please describe your compliance with the undertakings contained in the Deferred Prosecution Agreement related to US sanctions and US dollar payment practices.

In response to the Staff’s comment, we propose to include the following disclosure (in the “Risk management – Supervision & regulation” section) in our 2012 Form 20-F filing, updated if appropriate to reflect the status of the dismissal by the United States of the criminal Information described below:

“On August 16, 2010, the United States filed in the United States District Court for the District of Columbia a criminal Information against Barclays, which alleged violations of U.S. sanctions laws. The United States and Barclays simultaneously entered into a Deferred Prosecution Agreement (DPA), pursuant to which the United States agreed to defer prosecution for a period of two years, provided that Barclays complied with various undertakings, including undertakings relating to cooperation and remediation. The DPA provided that if Barclays complied with those undertakings, the United States would move to dismiss the Information. On August 31, 2012, the United States moved the Court to dismiss the Information with prejudice on the ground that Barclays had ‘fully cooperated with the United States, complied with all of its obligations under the DPA, and not otherwise violated the DPA’.”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Key Risk Issues, page 15

4	In future filings, please provide expanded disclosure that addresses the resolution of the key risk issues presented in this section. With respect to risks relating to your risk management framework, please also expand your disclosure in the “Risk management” section to explain the results of the Committee’s consideration of these issues, including whether changes to risk management occurred as a result of such review.

The Board Risk Committee Chairman’s report describes the work of that Committee during the year in question. In future Form 20-F filings, we will include in this section of the Committee Chairman’s report appropriate cross-references to other areas of the Form 20-F where disclosure is relevant to the specific key risk issues considered by the Committee or which describe specific actions taken by Executive Management as a consequence of the Committee’s consideration of such key risk issues.

To the extent that the Committee’s assessment of key risk issues in any given year results in changes to our risk management framework, in future Form 20-F filings we will expand the disclosure in our “Risk management” section to describe those changes.

Risk Management, page 40

Credit Risk, page 52

F. Identifying Credit Risk Loans, page 62

5	Please revise your disclosure in future filings to describe how you determine the emergence period for purposes of determining the appropriate amount of allowance for loan losses. If this varies by loan type, please provide this disclosure by loan type. Additionally, to the extent that the emergence periods vary over time, please discuss the drivers that result in the shortening or lengthening of the emergence periods.

Unidentified impairment uses the concept of emergence periods to estimate losses which are estimated to have been incurred but not yet specifically identified in portfolios of loans at the balance sheet date in accordance with IAS 39, Financial Instruments: Recognition and Measurement, AG90. As at 30 June 2012, the unidentified impairment allowance for the Group totalled £306m, or 3.1% of the Group’s total impairment allowance of £9,946m.

In response to the Staff’s comment, we propose to include the following information in our disclosure in future Form 20-F filings:

“For wholesale portfolios, in the Corporate Banking and Investment Bank divisions, the emergence period is portfolio specific and is based on the time taken from receiving a default indicator to an identified impairment being incurred.

For portfolios in Corporate Banking, based on this rationale, a three month emergence period is generally used.

For Investment Bank portfolios, a six month period is appropriate. The longer emergence period is appropriate because counterparties are larger and loan balances are individually material, and are as a result, subject to individual monitoring for early signs of default.

For Retail Bank portfolios, minimum emergence periods are defined at a product level.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Emergence periods at 31 December 2011 for the main retail products were as follows:

Product	Emergence Period (months)
Credit Cards	1
Mortgages	6
Vehicle Finance	3
Personal Loans	3
Overdrafts	3
Retail SME	3

Emergence periods are periodically (at least annually) tested against the actual time elapsing from the initial indication of potential default to the loss event. When necessary, the emergence period is adjusted to reflect our most up-to-date experience of customer behaviour.”

I. Forbearance, page 64

6	We note your disclosure that you utilize a management overlay as the only practical means of factoring certain recent conditions into impairment calculations for your retail accounts until your models can be recalibrated. Please revise your disclosure in future filings to discuss the factors considered in determining the amount of overlay related to these loans and discuss the differences between this process and that used for your regular retail loan portfolio.

In response to the Staff’s comment, we will revise our disclosure in future Form 20-F filings, where appropriate and subject to consideration of the materiality of the adjustments in respect of the manual overlays in 2012, to describe the factors considered in determining the management overlay. Such disclosures will include the following information:

“Management overlays for impairment in Retail portfolios are applied in order to factor in certain conditions or recent changes in policy that are not incorporated into the relevant impairment models, to ensure that the impairment allowance reflects all known facts and circumstances at the period end. The main factors in management overlays are recent changes to forbearance policy, collections and charge-off processes, or data availability issues relating to new portfolios or data not captured by existing processes. Overlays typically increase the model derived impairment allowance.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Management overlays for impairing our retail balances in 2011 and 2010 for the principal home loan portfolios are presented below:

31 December 2010 Portfolio	Total Management Overlay, including forbearance £m	Management Overlay as proportion of total impairment allowance %
UK Home Loans	27.9	39.4
Spain Home Loans	47.5	50.5
Italy Home Loans	0.7	1.0

31 December 2011 Portfolio	Total Management Overlay, including forbearance £m	Management Overlay as proportion of total impairment allowance %
UK Home Loans	58.1	55.1
Spain Home Loans	3.9	4.2
Italy Home Loans	—	— ”

The high level of management overlay for Spain Home Loans in 2010 reflected a requirement to increase coverage to take into account higher repossession rates and the impact of reductions in house prices on the impairment allowance on loans in charge-off. In UK Home Loans, approximately £30m of the management overlay in 2011 reflected an increase in coverage on Forbearance and high risk accounts.

Retail Credit Risk, page 69

7	Please revise your disclosure in future filings to discuss the difference between accounting charge-off and write-off. For example, if the accounting charge-off relates to the valuation reserve, please clarify that. Please also disclose the impact that the shortened period between accounting charge-off and write-off has had on your provision and allowance for loan losses, and quantify the impact where possible. In this regard, we note that the reduction of the period between accounting charge-off and write-off from 18 months to 12 months across the majority of the unsecured portfolios was, at least in part, disclosed as a factor driving the reduction in credit risk loans and potential credit risk loans, as well as reduction in impairment allowances.

In light of the Staff’s comment, we will expand our disclosure in our future Form 20-F filings, including in the Glossary section, to ensure that the difference between “charge-off” and “write-off” is clear. The proposed form of disclosure is as follows:

“In Barclays Retail Credit Risk terminology, “charge-off” refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

“Write-off” refers to the point where it is determined that the asset is irrecoverable, or it is no longer considered economically viable to try and recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released. This is described under ‘Writing off of loan assets’ on page xx.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

For Retail portfolios the timings of the charge-off and write-off points are established based on the type of loan. For unsecured assets, write-off must occur within 12 months after charge-off if no payment has been received for 12 months. For secured loans, the shortfall after the receipt of the proceeds from the disposal of the collateral is written off within 3 months of that date if no repayment schedule has been agreed with the borrower.”

As disclosed in our 2011 Form 20-F, the write-off policy was changed in 2011 for Unsecured Assets to reduce the time between charge-off and write-off, from 18 months to 12 months which, based on the 31 December 2011 disclosure, had the following impact:

As at 31 December 2011 – Before change to write-off policy1

Business Unit	Total Outstanding £m	Balance Sheet				Profit & Loss
		Recovery Balances £m	Write- off £m	Impairment Allowance £m	Impairment Coverage[2] %	Impairment Charge £m	Impairment Impact £m
Barclaycard[3]	32,104	2,258	n/a	2,115	6.6	1,188	n/a
Africa RBB[4]	26,383	1,773	n/a	733	2.8	385	n/a

As at 31 December 2011 – After change to write-off policy

Business Unit	Total Outstanding £m	Balance Sheet				Profit & Loss
		Recovery Balances £m	Write- off £m	Impairment Allowance £m	Impairment Coverage[2] %	Impairment Charge £m	Impairment Impact £m
Barclaycard[3]	31,738	1,892	366	2,070	6.5	1,233	45
Africa RBB[4]	26,367	1,757	16	731	2.8	387	2

Notes to Tables

[1]

Based on management based on impact study. Table updated assumes that the total outstanding and recovery balance would reduce by the write-off impact and there would be a release of impairment allowance. Similarly, the impairment charge will increase due to the write-off.

[2]	Impairment coverage calculation = Impairment allowance / Total outstanding.
[3]	Barclaycard excludes UK business cards, which were reported in wholesale.
[4]	Africa RBB balances include Absa Retail. The impact was minimal in Absa as they were already compliant with the new write-off policy.
[5]

As at the 31 December 2011 there was no impact in Europe RBB as they continued to follow a longer write-off period (16x16, i.e. 16 months since charge-off and last payment), which is more in line with local market practices.

[6]	UKRBB implemented the policy change in January 2012.

We will disclose the impact of any future changes in policy, to the extent material, in future Form 20-F filings. As can be seen from the information above, the financial impacts of the change that occurred in 2011 were not significant.

8	We note your disclosure on page 73 that you would not consider a retail loan to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all of your underwriting criteria. Given the nature of retail loans, clarify how often all of these conditions would be met at the time of the amendment and discuss the types of situations driving the amendment. For example, clarify whether this situation typically occurs when the borrower chooses to refinance based on lower current market interest rates.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

The disclosure on page 73 of the 2011 Form 20-F relates solely to retail portfolios subject to Forbearance. In the normal course of business, customers who are not in financial difficulties frequently apply for new loan terms, for example to take advantage of a lower interest rate or to secure a further advance on a mortgage product, often for home improvements. Where these applications meet our underwriting criteria and the loan is made at market interest rates, the loan is not classified as being in Forbearance. As this process occurs in the normal course of business, we are unable to quantify the frequency of these renegotiations.

Only in circumstances where a customer has requested a term extension, interest rate reduction or further advance and there is evidence of financial difficulty is the loan classified as Forbearance and included in our disclosures on Forbearance.

9	We note that your table on page 73 excludes certain interest-only UK home loans that have not been classified as forbearance because the monthly contractual cash flows have not been altered. Please respond to the following:

•	Tell us how you concluded that these loans should not be classified as forbearance considering that the overall timing of contractual cash flows of the loans have been altered.

The disclosure on page 73 of the 2011 Form 20-F refers to a portfolio of interest-only loans where term extensions were granted between 2008 and 2011. At the time that the term was extended, we were unable to identify whether these customers were suffering from financial difficulty.

An assessment on this cohort was conducted and the loans were found not to meet the definition of forbearance loans for the following reasons:

•	All satisfied credit policy for maximum term and age of customer at maturity.

•	No concession on the interest rate charged had been granted and so there was no change to the contractual monthly payment.

•

Coincident delinquency performance was, and remains, more in line with the rest of the total UK Home Loan portfolio and significantly better than UK Home Loans in Forbearance portfolio as can be seen from the following table which shows the 30 day and 90 day arrears (numbers of loans) as a proportion of the total Home Loan portfolio at 31 December 2011 and 30 June 2012:

UK Home Loans Portfolio Segments	30 day arrears (units) as proportion of total portfolio (%age)		90 day arrears (units) as proportion of total portfolio (%age)
	31.12.2011	30.06.2012	31.12.2011	30.06.2012
Forbearance	14.2	15.4	7.1	4.8
Interest-only Term extensions	2.6	2.4	1.4	1.2
All Loans	1.3	1.3	0.7	0.7

We therefore included them in the qualitative comments to ensure completeness of our credit risk disclosures.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

•

Tell us whether the borrower initiated the forbearance request due to financial difficulty and clarify whether the term extensions were occurring at the end of the interest-only period or after amortization began.

As noted above, at the time between 2008 and 2011 when these term extensions were implemented, we were unable to determine whether the customers were suffering from financial difficulties as, for example, might have been the case if the term extension was at the end of an interest-only period. However, no concessions were made to the customers in terms of interest rates or contractual payments and credit policy – for example, maximum age at maturity and the maximum term of the loan (see below).

Currently, a term extension for interest-only mortgage holders will only be considered as non-forbearance if all of the following conditions are met:

•	Loan maturity not yet reached.

•	No evidence/statement of borrower financial difficulty.

•	Affordability criteria met based on current and stressed rate.

•	The source of repayment (interest-only) is in line with current underwriting rules.

•	Extension does not take the maturity date past retirement age of the borrower or 70 (whichever the earlier).

•	Maximum term after extension no more than 35 years from original completion date.

•	Clarify how term extensions on this loan product differ from term extensions on other UK home loans which do result in the classification as forbearance.

As noted above, these customers were eventually determined to be no different to other UK Home Loan customers in that they met all of the criteria for an extension to their loans in the normal course of business, but were included in this disclosure for the reasons given above.

•

Discuss whether you consider these loans as a separate risk pool when determining the appropriate amount of collective retail allowance for loan losses and tell us how you considered paragraphs AG87-AG88 of IAS 39 in your conclusion.

These loans are performing assets without objective evidence of impairment, and hence we have not treated them as a separate risk pool when applying AG87-88 of IAS 39, Financial Instruments: Recognition and Measurement.

10	We note your disclosure that you allow re-aging of an account once in 12 months or twice in 5 years, providing strict qualification criteria are met, including making three consecutive monthly payments. You also disclose the fact that these re-aged accounts are not considered to be restructured because the contractual monthly payments remain unchanged. Please respond to the following.

•	Revise your disclosure in future filings to disclose the balance of re-aged loans for each period presented and discuss changes in and levels of re-aged loans. A tabular roll forward may be helpful.

In our major retail portfolios, typically only 2 – 3% of retail loan balances excluding balances in recovery (‘End Net Receivables’ or ‘ENR’) is subject to such re-age activity.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

In light of the Staff’s comment, we will revise the disclosure in our 2012 Form 20-F filings to disclose the balances of re-aged loans for each period presented and discuss changes in and levels of re-aged loans for our principal portfolios (UK Cards, UK Personal Loans and US Cards) where re-age is currently effected, as follows:

Portfolios	31.12.2010 Re-aged balances as a proportion of ENR[1] (%)	31.12.2011 Re-aged balances as a proportion of ENR[1] (%)
UK Cards	1.8	1.3
UK Personal Loans	1.1	1.2
US Cards	3.0	2.4

[1]	ENR represents retail loan balances excluding balances in recovery

This table details the amount of re-aged balances as a percentage of ENR. Over time, this measure will indicate whether re-aged balances within a product are increasing or decreasing and whether balances to a specific product are increasing more rapidly than for other products. We consider this to be the most useful metric in managing the re-age policy and the potential additional credit risk arising from re-aging. We do not propose to present a roll-forward in our Form 20-F filings for this reason.

•

Disclose how you considered the change in the timing of overall contractual payments when concluding that these loans should not be reported as renegotiated because the monthly payment amounts have not changed.

The re-age policy primarily applies to revolving products, but can also apply to term products. For both revolving and term products no reduction is made in either the minimum due payment amount or the monthly contractual payment, hence these are not considered to be renegotiated loans.

On revolving products, minimum amounts due are calculated as a percentage of balance and any unpaid principal will be included in the calculation of the following month’s minimum due payment.

For term products, a capitalisation of the arrears will occur (to a maximum of 6 payments in arrears) and the term will be amended accordingly. No amendments are made to the contractual monthly payment amount.

We will amend the disclosure in our 2012 20-F filing to indicate that, for revolving products, the changes in timing of cash flows following re-aging does not result in any additional cost to Barclays. Whilst for term products the small arrears capitalisation would incur a cost due to the criteria (maximum 6 months), this would be immaterial.

•	Discuss the “strict qualification” criteria that must be met before you allow the re-aging to occur.

The following are the conditions required to be met before a re-age may occur:

•	The account must not have been previously charged off or written off.

•	The borrower cannot be bankrupt, subject to an Individual Voluntary Arrangement (a UK contractual arrangement with creditors for individuals wishing to avoid bankruptcy), a fraud or deceased.

•

The borrower must show a renewed willingness and ability to repay the debt. This will be achieved by the borrower making at least three consecutive contractual monthly payments or the equivalent cumulative amount. Contractual monthly payment is defined as the contractual minimum due. Funds may not be advanced for any part of this.

•	The account must have been on book at least 9 months (i.e., 9 months prior to the 3 month qualification period).

•	No account should be re-aged more than once within any 12 month period, or more than twice in a 5 year period.

•	Accounts on a programme of forbearance are eligible for the same re-age treatment as described above but frequency is limited to one in the lifetime of a forbearance programme.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

•

Provide disclosure of the success rates of your re-aging criteria. For example, discuss the percentage of borrowers that receive a re-aging that later require another re-aging or forbearance program, or that later default on the loan.

Re-age is only available to customers once in 12 months and twice in five years. Therefore, multiple re-aging is not common.

In response to the Staff’s comment, we will revise our future Form 20-F filings to make disclosure in the following form:

Portfolios	Re-aged balances in ENR[1]	30 day arrears of Re-aged balances at 12 Months on Book
	£m	£m
UK Cards
UK Personal Loans
US Cards

[1]	ENR represents retail loan balances excluding balances in recovery

Comparative figures will be provided.

•

Tell us whether you consider these loans as a separate risk pool when determining the appropriate amount of collective retail allowance for loan losses and tell us how you considered the guidance in paragraphs AG 87-88 of IAS 39 in your conclusion.

We do not consider that these assets are a separate pool. However, the performance of the loans is a risk characteristic and results in a higher probability of default being assigned to them in our impairment models which meet the requirement of IAS 39, AG87-88. This results in an appropriately higher impairment allowance being recognised on the loans.

Market Risk, page 94

Margin and Balances, page 99

11	We note that your presentation analyzing net interest income has been separated between customer interest income and non-customer interest income, which principally arises from your hedging activities. Please tell us and expand your disclosure in future filings to better explain how interest income is earned on customer assets and customer liabilities and the types of instruments classified, and invested in, within each category. For example, clarify whether customer assets represents things such as loans and receivables classified as assets in your financial statements from which you recognize interest income, and customer liabilities represent things such as deposits and repurchase agreements which are classified as liabilities in your financial statements, but where you invest the proceeds in other assets such as securities and interest income is earned.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

In light of the Staff’s comment, we will revise our future Form 20-F filings to expand our definitions for customer assets and liabilities, and customer and non-customer interest income to clarify these points, as follows:

““Customer assets” represents loans and advances to customers and “Net interest income on customer assets” represents interest received from customers less interest expense for funding those assets at the relevant internal funding rate. “Customer liabilities” represents customer deposits. “Net interest income on customer liabilities” represents the interest income from the funds generated from customer liabilities at the internal rate of funding less the interest paid to customers. “Customer net interest income” is the sum of customer asset and customer liability net interest income. Under this approach, customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

“Non-customer interest income” principally reflects the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

All reverse repurchase and repurchase agreements and related interest are recorded in the Investment Bank and therefore not included in the Retail and Business Banking, Corporate and Wealth customer margins data.”

Net Interest Margin, page 100

12	We note your disclosure that your customer asset margin is determined by applying an internal funding rate to customer assets and liabilities. Please expand your disclosure in future filings to describe how your internal funding rate is determined for the purpose of this disclosure. As part of your expanded disclosure, please consider disclosing the range of internal funding rates determined for each of the businesses, as well as the average internal funding rate which is used for purposes of this disclosure. Please also discuss whether there have been any changes during the reported periods in the internal funding rate and if so quantify the impact such changes have had on your disclosure.

As disclosed in the Glossary on page 320 of the 2011 Form 20-F, the customer asset margin is defined as net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets. Similarly, the customer liability margin is net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities. As noted in the response to the Staff’s comment 11, the cost of funding of customer assets and the benefit from funds generated by customer liabilities are passed to businesses based on the internal funding rates and reflected in the respective net interest income. The funding rate is used for the purposes of pricing of internal funds to pass funding costs to the businesses rather than for disclosure purposes only.

In light of the Staff’s comment, we will revise our future Form 20-F filings to expand our disclosure to describe how the internal funding rate is determined, including noting changes during the year to the basis of the calculation, if any, as follows:

“The internal funding rates reflect the cost to the Group of alternative, unsecured funding as observed in the secondary wholesale market. The basis of calculation of internal funding rates is consistent across business segments. The rates are variable as they are determined based on 1 month LIBOR plus a relevant liquidity term premium, dependent on the currency and expected maturity of the asset or liability. The internal funding rates themselves are updated and applied on a monthly basis, reflecting changes in underlying market reference rates.”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Funding Risk – Liquidity, page 112

Liquidity Pool, page 114

13	We note your tabular disclosure that you have £152 billion of assets in the liquidity pool, of which 94% is located at Barclays Bank PLC. Your disclosure also states that the “residual liquidity pool” is held predominantly within Barclays Capital Inc. (BCI) against contractual and contingent stress outflows in the Liquidity Risk Appetite stress test at the legal entity level. We also note your disclosure on page 158 that indicates that Barclays Capital has a liquidity pool of £152 billion, which appears to be the same liquidity pool. Please revise your future filings to quantify the amount of liquidity pool that is attributable to Barclays PLC, Barclays Bank PLC and at Barclays Capital to arrive at the total Group liquidity pool and clarify if there is any difference between the “liquidity pool” and the “residual liquidity pool.” Discuss whether there are any restrictions on any of the liquidity pools at any of these entities that may restrict the availability of liquidity other entities within the Group and, if so, revise your disclosure to provide a brief discussion of those restrictions. Refer to Item 303(a)(1) of Regulation S-K.

The disclosure on page 112 of the 2011 Form 20-F details the composition of the liquidity pool by legal entity, with 94% located at Barclays Bank PLC and the “residual liquidity pool” located predominantly at Barclays Capital Inc. (BCI).

The disclosure on page 158 of the 2011 Form 20-F relates to the Barclays Capital business segment (now the Investment Bank business segment), which covers business activities across a number of legal entities including Barclays Bank PLC and BCI. The disclosure within the Barclays Capital business segment reflected the role of the business segment as investment manager for the Group liquidity pool.

To avoid potential confusion, we will revise our future Form 20-F filings to remove disclosure of the liquidity pool within the Analysis of results by business for the Investment Bank (previously Barclays Capital) and will clarify that the portion of the liquidity pool held outside of Barclays Bank PLC is held against entity-specific stressed outflows, entity-specific regulatory requirements or due to currency restrictions. We will also clarify that this portion of the liquidity pool is not freely transferable to other legal entities, but is held to support potential stressed outflows for that specific entity.

Our disclosure will be substantially as follows:

“Barclays manages the liquidity pool on a centralised basis. As at 31 December 2012, XX% of the liquidity pool was located in Barclays Bank PLC. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows, entity-specific regulatory requirements and entity-specific currency restrictions. This portion of the liquidity pool is not freely transferable to other legal entities, but is held to support potential stressed outflows for that specific entity. The Group does not rely on any excess of liquid assets over outflows in BCI.”

Given the immateriality of the residual pool in terms of the Group’s overall liquidity management, we do not intend to include a description of the restrictions on transfers within the Group in relation to the residual pool.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

14	In this regard, we also note your disclosure that the liquidity pool moved within a month end range of £140 billion to £167 billion and that at June 30, 2012 you disclose on page 3 of your Form 6-K filed July 27, 2012 that this range was £152 billion to £173 billion. Given the variance in the month end range amounts, please revise to provide an average balance of your liquidity pool during the period.

In light of the Staff’s comment, we will include disclosure of the period average in future Form 20-F filings.

However, we consider that the range of month-end balances provides a more informative disclosure on the volatility of the liquidity pool compared to the period average. The period-end balance is the most recent position and the period range illustrates how the stress requirement has varied over that period.

Liquidity Regulation, page 116

15	We note your disclosures here and on page 36 of your Form 6-K filed July 27, 2012 presenting the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). Given that these measures are based on Basel III, which has not yet been implemented, they appear to be non-GAAP measures as defined by Item 10(e) of Regulation S-K. Please revise future filings to label the measure as non-GAAP and provide further clarifying disclosures regarding the use of the metrics, including more discussion on how they are calculated.

In light of the Staff’s comment, for future disclosures in Form 20-F filings (and in Form 6-K filings that are incorporated by reference into Barclays registration statements on file with the SEC) these ratios will be labelled “non-GAAP” until we are required to disclose these metrics, and we will explain that in future we will be required to meet minimum liquidity and funding requirements relating to these measures. In addition, we will disclose that the LCR/NSFR rules have not yet been finalised and will clarify the use and basis of calculation of these “estimates” with reference to the latest draft text from Basel III/CRD IV, noting that this guidance remains subject to change.

Our proposed disclosure is as follows:

“These ratios are calculated according to the definitions and methodologies detailed in the draft text provided by the Basel Committee on Banking Supervision (‘Basel III: International framework for liquidity risk measurement, standards and monitoring’, December 2010). These definitions and methodologies are not yet finalised: they are subject to further revisions ahead of their respective implementation dates and our interpretation of these calculations may not be consistent with other financial institutions. The LCR and NSFR metrics are regulatory ratios that are not yet required to be disclosed and, as such, represent non-GAAP financial measures.”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Consolidated Financial Statements, page 169

Consolidated Cash Flow Statement, page 173

16	We note the line item net decrease/(increase) in loans and advances to banks and customers shows a £38.3 billion decrease in loans and advances to banks and customers during the year ended December 31, 2011, but the consolidated balance sheet shows a £13.6 billion increase in those two line items between December 31, 2010 and 2011. Please tell us the factors driving the differences between the loan balances between these two financial statements.

The difference identified principally reflects the £52.1bn decrease in reverse repurchase agreements disclosed separately on the consolidated balance sheet, the impact of which is included within loans and advances to banks and customers in the reconciliation of profit before tax to net cash from operating cashflows in the consolidated cash flow statement.

In future Form 20-F filings, we will disclose the net decrease/(increase) in reverse repurchase agreements as a separate line item in the consolidated cash flow statement.

Notes to the Financial Statements, page 176

7 – Credit Impairment Charges and Impairment on Available-for-Sale Assets, page 182

17	Please revise your future filings to disclose your policy for evaluating interest income for collectability. In this regard, we note your policy that following impairment, interest income continues to be recognized at the original effective interest rate on the restated carrying amount, in accordance with paragraph AG 93 of IAS 39, but you also have certain nonaccrual lendings, per your disclosure in footnote (a) to the average balance sheet table on page 280. As part of your response and expanded disclosure, please discuss the factors considered when placing loans on non-accrual and the factors considered when returning a loan to accrual status.

Barclays applies IAS 39, Financial Instruments: Recognition and Measurement in determining an appropriate impairment allowance for impaired loans. This includes assessing whether there is objective evidence of impairment and, if so, estimating the future cash flows expected from the asset, whether principal or interest. These future cash flows are discounted at the original effective interest rate in accordance with IAS 39.63. The unwind of this discount is recognised as interest income in accordance with IAS 39, AG 93.

As an impaired loan migrates through to the later cycles of delinquency and into the recovery book it may be moved onto a non-accrual basis, which means that interest is no longer charged on the loan. However, interest on the loan will continue to be recognised in income at the original effective interest rate where cash flows are expected in the future, representing the unwind of the discount on principal repayment.

In response to the Staff’s comment, we will revise our future Form 20-F filings to explain more fully what is meant by ‘non-accrual’ in this context by including the following wording in our accounting policy for impairment of financial assets:

“Following impairment, interest income continues to be recognised at the original effective interest rate on the restated carrying amount, representing the unwind of the discount of the expected cash flows, including the principal due on non-accrual loans.”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

26 – Goodwill and Intangible Assets, page 214

Critical Accounting Estimates and Judgments, page 215

18	Please revise your disclosure in future filings to discuss how you determine the carrying value of your cash generating units for the purposes of determining goodwill impairment. Please address the following.

Clarify in further detail whether you use a capital allocation methodology to determine the carrying value of your cash generating units. For example, tell us whether, and if so how, you consider economic capital allocated to your cash generating units for this purpose. Specifically, discuss whether you allocate your shareholder’s equity to your cash generating units on a pro rata basis using assigned economic capital as a basis for allocation or whether you simply use the economic capital assigned to the cash generating unit.

In response to the Staff’s comment, we will revise our future Form 20-F filings to disclose how we determine the carrying value of our cash generating units for the purposes of undertaking the goodwill impairment assessment.

Except for the UK Retail and Business Banking (UKRBB) operating segment, which has been identified as a separate cash generating unit (CGU), the carrying value of CGUs have been determined using the actual net asset value of the relevant CGU. For UKRBB, which covers business activities across multiple legal entities, average economic capital has historically been used as an approximation of the net asset value.

Following a review of our allocation methodology, for the 2012 and future goodwill impairment assessments we intend to fully allocate shareholders funds on a pro forma basis based on UKRBB’s share of group risk weighted assets, as a better approximation of the CGU’s net asset value. This change in approach would not have resulted in a different conclusion on the goodwill impairment assessment, although it would have reduced the headroom by which the recoverable amount exceeded the net asset value from £8.7bn to £7.0bn.

To the extent the total capital required to support all of your cash generating units’ activities is more or less than the total shareholder’s equity of the Group, please tell us how you account for any difference. In this regard, your disclosure on page 108 indicates that you may not allocate all of your capital to your businesses when determining the amount of required economic capital. For example, we note the period end average economic capital requirement (including pension risk and excluding goodwill) is less than shareholders’ equity of the Group and shareholders’ equity excluding non-controlling interests less goodwill. Please clarify how any capital not allocated to the cash generating units is not considered when determining the fair value of the cash generating unit.

As described above, we determine the carrying value of CGUs by reference to net asset value, rather than economic capital, with the exception of UKRBB. For UKRBB, the recoverable amount exceeds the net asset value of the CGU (whether based on the amount of economic capital or an allocation of total shareholders’ funds based on risk weighted assets) under various sensitivity scenarios.

To the extent that you do not utilize a capital allocation model to determine the carrying value of your cash generating units, please clarify whether you allocate any recognized liabilities to your cash generating units for purposes of determining the carrying value of the cash generating units.

As described above, with the exception of UKRBB, the carrying amount of each CGU is determined using its net asset value. This includes the CGUs recorded liabilities and does not include any allocation of centrally held funding, such as subordinated debt or debt securities in issue.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Additional Financial Disclosure (Unaudited), page 277

Commitments and Contractual Obligations, page 278

19	We note that your contractual obligations table appears to exclude the related interest expense on your long-term debt obligations which appears to be significant based on your supplemental cash flow information disclosure of cash paid for interest during each of the three years presented and your disclosure in Note 3. Please revise this table in future filings to include estimated interest payments on your long-term debt and disclose any assumptions you made to derive these amounts. To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your long-term debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your long-term debt covered by these derivatives that have been excluded from the table. Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, please provide quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

In future Form 20-F filings, we will revise our presentation of contractual obligations to include within the existing table line items the total contractual payments due on financial liabilities, consistent with the amounts presented on page 123 of the 2011 Form 20-F relating to contractual maturities of financial liabilities on an undiscounted basis.

We will include the estimated effect of cash flows from derivatives used to hedge these outflows, as well as interest payments on structured notes, where payment obligations are based on the performance of certain benchmarks or variable rate debt. We will provide an explanatory note on material aspects of the basis of preparation of the table.

Average Balance Sheet, page 280

20	We note your disclosure in footnote (b) that the table includes interest income and interest expense related to net trading income and net investment income and available-for-sale assets and liabilities. In light of the substantial difference between interest income and interest expense reported on your consolidated income statement and the amounts in this table, please separately break out trading assets and trading liabilities so that the effect of this category is more transparent.

In response to the Staff’s comment, for future Form 20-F filings we will present trading assets, trading liabilities and related interest within our Average Balance Sheet disclosure.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Risk Factors, page 266

Business conditions and the general economy, page 266

21	The bulleted list in this section addresses multiple significant risks that you have not otherwise addressed in your risk factors section and that we believe should be discussed as standalone risks, following a heading that identifies the specific risk. Please expand your disclosure in future filings to separately discuss each of these significant risks and clearly explains how the risk affects your business.

Our disclosure in the Risk Factors section focuses on key principal risks and the most relevant uncertainties associated with them for the year in question.

In our 2011 Form 20-F, the items in the bulleted list of significant uncertainties at the start of this section included the most important risks although sometimes at a higher, more general level as well as detailing other significant risks and uncertainties.

In our 2012 Form 20-F filing and future Form 20-F filings we will either expand our disclosure to discuss each of the specified risks and uncertainties (which may change from year to year) and how they may affect our business or provide a more summarised description and cross reference to other areas in the filing where they are discussed more fully.

By way of example we provide below expanded disclosure for two of the risks detailed in 2011 to indicate how future disclosures may appear in future filings.

“Potential exit of one or more countries from the Euro as a result of the European debt crisis:

An exit of one or more countries from the Eurozone may lead to the devaluation of local balance sheet assets and/or liabilities, which are predominantly denominated in Euros, resulting in a potential mismatch between them. This is known as redenomination risk. This may lead to Barclays incurring a loss on assets held on the local balance sheet thus adversely impacting the Group’s profitability.

Furthermore an exit by a country from the Euro may adversely affect the economic performance of that country, impacting areas such as interest and unemployment rates, which, in turn, may adversely affect our retail and wholesale counterparties’ (including a country’s government or its agencies) solvency and their ability to service their debts. This may lead to additional impairment or a reduction in value of Barclays credit assets in that country, which would adversely impact the Bank’s profitability.

The default or further decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial markets which could adversely affect not only our counterparties’ solvency, but the Group’s credit rating, share price, the value and liquidity of its assets and liabilities, and its ability to meet its debt obligations more generally.

For more information please see Sovereign risk and the Eurozone crisis (page xxx) and Eurozone Group Exposure to Selected Eurozone Countries (pages xxx-xxx).

Increase in unemployment rates due to weaker economies in a number of countries in which the Group operates, fiscal tightening and other measures

Unemployment rates for the countries in which Barclays operates may be adversely affected by further weakening of the global economy or the individual economies of one or more countries. It may also be affected by the fiscal tightening and austerity measures, which have been introduced by a number of governments to address large budget deficits, including, for example, Spain, Italy and Greece.

As customers’ ability to service their debt is particularly sensitive to their employment status, any increase in unemployment rates could increase the Group’s impairment charge and reduce its profitability for the reporting period.

For more information on the performance of our retail portfolios please see Retail Credit Risk (page xxx).”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Credit Risk, page 267

Sovereign risk and the Eurozone crisis, page 267

22	In future filings, please provide expanded disclosure that explains the impact of sovereign risk and the Eurozone crisis on your business and quantifies your exposure to the economies of Ireland, Italy, Greece, Portugal and Spain.

The Group’s exposure to sovereign risk and the effects of the Eurozone crisis on the economies of the above mentioned countries, and others, takes the form of credit risk, redenomination risk and risks to our business.

We provide a significant level of disclosure on our exposure to credit risk arising from five Eurozone countries on pages 85 to 93 of our 2011 Form 20-F filing, and took into account the SEC’s requirements in CF Disclosure Guidance: Topic No 4 European Sovereign Debt Exposures in drafting our disclosures on this issue.

The risk of redenomination results from an exit by one, or more, countries from the Euro as a result of the Eurozone crisis. We have provided disclosure of the potential effects of this in our filing on Form 6-K on page 56, and will in our 2012 Form 20-F provide similar information on the funding mismatches in our balance sheets for these five Eurozone countries.

This disclosure in our Form 6-K included the following:

•	Barclays continues to monitor and take mitigating actions to limit the potential impact of the Eurozone volatility on local balance sheet funding

•

During 2012, a series of mitigating actions has been taken to reduce local net funding mismatches including the drawdown of €8.2bn in the European Central Bank’s 3 year LTRO in Spain and Portugal and additional deposit taking in Spain. As a result of these mitigating actions the Group reduced the aggregate net funding mismatch in local balance sheets from £12.1bn to £2.5bn in Spain and from £6.9bn to £3.7bn in Portugal during the six months to 30 June 2012

•

In Italy, where the risk of redenomination is judged to be significantly lower, net funding by the Group as at 30 June 2012 is materially unchanged at £11.9bn compared to 31 December 2011. Collateral is available to support additional secured funding in Italy should the risk of redenomination increase

•

Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets

In future Form 20-F filings we will clearly cross reference this section to all other relevant areas of the Form 20-F.

In our 2012 Form 20-F, we will enhance our disclosure to provide details of how our business is exposed to potential impact from the Eurozone crisis in Business conditions and the general economy on page xx (see our first specimen disclosure in our answer to the Staff’s comment 21 above). However, given the uncertain nature of the events leading up to a potential escalation of the Eurozone crisis, the reaction of governments and markets, the financial impacts on our counterparties, clients and customers outside the Eurozone, we expect that it will not be possible to provide a meaningful quantification of the impact on the Group.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

23	We refer to the last paragraph of this section. Your disclosure should include all material information necessary for investors to make an informed investment decision. Please revise your disclosure in future filings accordingly.

In light of the Staff’s comment, we will remove this paragraph from future Form 20-F filings.

Economic weakness, page 267

24	Please revise your disclosure in future filings to explain and quantify how the Spanish and Portuguese housing sector has impacted your risk exposure and impairment.

The overall level of mortgage loans in these countries, together with arrears rates and loan to value ratios, including comparative figures, is shown on pages 70-71, the amounts of Spain mortgages in Forbearance on page 73, and in our pages on Spain and Portugal in our Eurozone disclosures on pages 87 and 85 respectively, of our 2011 Form 20-F, which we propose to repeat in our 2012 Form 20-F and cross reference in this section.

In response to the Staff’s comment, set out below is a proposed disclosure, a form of which we will propose to include in the 2012 Form 20-F, although facts and circumstances in 2012 may result in the disclosure being revised and such disclosure will depend on the relative materiality of such exposures in the context of our overall risk exposures.

“Barclays risk exposure and impairment in Spain and Portugal has been and will be affected by the housing sector in those countries as a result of:

(i)	Changes to the bank’s risk appetite in a falling housing market, where our appetite for the level of new business has been reduced, and with it, the total exposure.

(ii)	Customers not being able to re-finance with other lenders, therefore reducing the amortisation of the exposure.

Falls in property prices have led to higher credit risk and higher impairment charges. The H1 12 impairment charge to our residential mortgage book in Spain was £29m (H1 11: £18m) and in Portugal was £14m (H1 11: £4m). These increases were principally driven by:

(i)	Negative house price movements: this has reduced market demand and also mortgage supply with the result that a customers’ ability to sell has reduced and the likelihood of repossessions has increased. Impairment charges have risen, given a loss event as the loss on default has increased due to lower amounts realised from the sale of properties in a distressed market.

(ii)	Customers’ behaviour and a reduced willingness to pay as a result of their perception of a lower equity stake.

For information on our exposures to home loans in Spain and Portugal see pages xxx and xxx.”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Market Risk, page 94

25	Please revise your disclosure in future filings to clarify how the specific issues that you cite could lead to lower revenues and to explain the extent to which your business has been adversely affected by these issues (e.g., reduced market liquidity).

In response to the Staff’s comment, Barclays will revise our future Form 20-F filings to clarify qualitatively how specific issues could lead to lower revenues. However, given the uncertain nature of the events leading to lower revenue and the resulting impacts on the Group, it is not possible to provide a reliable quantification of the impact on revenue in this disclosure.

We have based the following proposed disclosure on current facts and circumstances; our actual 2012 Form 20-F disclosure will depend on the facts and circumstances arising during the year and 2013 period prior to the 2012 Form 20-F filing.

“Market risk

Market risk is the risk of the Group suffering financial loss due to the Group being unable to hedge its balance sheet at prevailing market levels. The Group can be impacted by changes in both the level and volatility of prices (for example, interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates). Specific issues and scenarios where market risk could lead to lower revenues in 2012 and subsequent years include:

Reduced client activity and decreased market liquidity

Barclays investment banking business model is focused on client intermediation. A significant reduction in client volumes or market liquidity could result in lower fees and commission income and a longer time period between executing a client trade and closing out the risk arising from that trade. Longer holding periods in times of higher volatility could lead to revenue volatility caused by price changes. Such conditions have resulted in an adverse effect on the Group’s financial results.

Risks retained by Barclays are controlled by limits on Value at Risk, stresses and individual risk sensitivities. This limit framework is intended to constrain losses arising from market moves.

Non-traded interest rate risk

Interest rate volatility can impact Barclays net interest margin. It is difficult to predict with any accuracy changes in absolute interest rate levels, yield curves and spreads. Most developed economies are currently operating under historically low rates. Consequently the net interest margin earned by Barclays is reduced. This margin would likely compress further were central bank rates to be cut. Rate changes, to the extent they are not neutralised by hedging programmes, may have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Pension fund risk

Adverse movements between pension assets and liabilities for defined benefit could contribute to a pension deficit. The key sensitivities are to the discount rate and long-term inflation assumptions made in determining the defined benefit obligation. The discount rate is derived from yields of corporate bonds with AA-ratings and consequently includes exposure both to risk-free yields and credit spreads. Barclays defined benefit pension net position has been adversely affected, and could be adversely affected again, by decreases in discount rate or an increase in long-term inflation assumptions. Under the revisions to IAS 19, Employee Benefits, which applies to accounting periods beginning on or after 1 January 2013, Barclays will recognise actuarial gains and losses in full (see Accounting Polices page xx). Under CRD4/Basel III, these will be directly deducted from regulatory capital.”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Funding Risk, page 268

26	Please revise your disclosure in future filings to specify how the Basel III implementation presents material risks to you.

If still relevant, which will be dependent on the timing of implementation of Basel III, we will revise future Form 20-F filings to include cross references to where we describe more fully the risks to Barclays associated with the implementation of Basel III, in particular on pages 110 to 111 in relation to capital and page 116 in relation to funding and liquidity.

27	Please revise your disclosure in future filings to quantify the effects of one- and two-notch downgrades in your credit rating, including the impact on your funding costs and whether the collateral outflows that you reference on page 120 would be triggered.

Our Form 6-K disclosed on page 40 the contractual collateral outflows that would result from a one- and two-notch rating downgrade. Similar disclosure will be included in our 2012 Form 20-F. The potential impact of a rating downgrade on funding costs would depend on a range of factors besides any Barclays-specific ratings action and, as a result, is not possible to reliably quantify.

The disclosure that was included in the Form 6-K is as follows. We intend to include similar disclosure in our future Form 20-F filings:

“Further credit rating downgrades could result in contractual outflows to meet collateral requirements on existing contracts. The below table shows contractual collateral requirements following one- and two-notch long-term and associated short-term simultaneous downgrades across all credit rating agencies, which are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Credit ratings downgrades could also result in increased costs or reduced capacity to raise funding.

Contractual credit rating downgrade exposure

	Cumulative cash outflow £bn
1 notch long-term and associated short-term downgrade	11
2 notch long-term and associated short-term downgrade	12	”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Operational risk, page 268

28	Please provide us with proposed disclosure to be included in future filings that addresses the industry-wide investigation into the setting of interbank offered rates and settlement with US and UK authorities, as well as the recently announced FSA investigation involving the sufficiency of disclosure for fees related to commercial agreements in the Middle East.

To date, Barclays has made the following disclosures relating to the industry-wide investigation into the setting of interbank offered rates: “The FSA, the US Commodity Futures Trading Commission (CFTC), the Securities and Exchange Commission (SEC), the US Department of Justice Criminal Division (DOJ) and the US Department of Justice Antitrust Division and the European Commission are amongst various authorities conducting investigations (the Investigations) into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates, such as LIBOR and the Euro Interbank Offered Rate (EURIBOR).

On 27 June 2012, Barclays announced that it had reached settlements with the FSA, the CFTC and the DOJ in relation to the Investigations…” (Form 6-K, Note 20, page 82). In the same disclosure, we also note that “On 6 July 2012, the UK Serious Fraud Office announced that it had decided formally to accept the LIBOR matter for investigation.”

On 28 September 2012, Martin Wheatley, Managing Director of the FSA and Chief Executive-designate of the Financial Conduct Authority, published recommendations for reforming the setting and governing of LIBOR.

The recommendations following the review of LIBOR conducted by Mr. Wheatley (the Wheatley Review) include (i) the introduction of statutory regulation of LIBOR, including amending the Financial Services and Markets Act 2000 to enable the FSA to prosecute manipulation or attempted manipulation of LIBOR; (ii) transfer of the responsibility for LIBOR to a new administrator who will be responsible for compiling and distributing the rate, as well as providing credible internal governance and oversight; (iii) requirement for LIBOR submissions to be explicitly and transparently supported by transaction data; and (iv) reduction in the number of currencies and tenors for which LIBOR is published.

The UK Government is examining the Wheatley Review recommendations in detail, including the costs and benefits of what has been proposed, and the design and implementation options. The UK Government intends to respond to the review when Parliament returns from recess and introduce any necessary legislation in the Financial Services Bill, which is currently being considered by the House of Lords.

Barclays will in its 2012 Form 20-F include disclosure of any further developments regarding LIBOR, such as any developments arising from the Wheatley Review recommendations; however because the proposed reforms have only recently been published and legislative action is required for their implementation, we have yet to determine appropriate disclosures including as to any effects the recommendations may have on our business.

See also the response to Paragraph 30, below.

In relation to the FSA investigation, Barclays disclosed in its Form 6-K that the FSA has commenced an investigation involving Barclays and four current and former senior employees, including Chris Lucas, Group Finance Director. The FSA is investigating the sufficiency of disclosure in relation to fees payable under certain commercial agreements between Barclays and Qatar Holding LLC and whether these may have related to Barclays capital raisings in June and November 2008. Barclays also disclosed on 29 August 2012 that the UK Serious Fraud Office has commenced an investigation into these payments.

Barclays is cooperating with these investigations and given the early stages of the investigations we do not believe that additional disclosure at this time would be appropriate.

In summary, while we believe that the above referenced matters were appropriately disclosed at the relevant times in the Competition and Regulatory Matters notes contained in the 2011 Form 20-F and Form 6-K and the potential consequences of matters such as these were also set out in full in the Regulatory Risk and Legal and Litigation Risk sections of the 2011 Form 20-F, at pages 267-268 under “Additional Information”, we will consider at the time of the filing of the 2012 Form 20-F and at the times of other SEC filings whether there have been any additional material changes in facts and circumstances that should be disclosed.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Regulatory risk, page 268

29	In future filings, please expand your disclosure to quantify the costs associated with regulatory compliance. We note in this regard your disclosure on page 141 that regulatory costs increased in 2011 and the disclosure in your Form 6-K filed on July 27, 2012 that your operating expenses increased for the six months ended June 30, 2012 due to higher regulatory costs.

For the year ending 31 December 2011, we identified regulatory costs as one of the three drivers of the increase in Outsourcing and professional services costs by £164m to £1,869m. The reference to regulatory costs principally related to increased Financial Services Compensation Scheme levies.

For the six months ended 30 June 2012, we identified regulatory costs as one of the two key drivers of the increase in Operating costs by £350m to £3,474m, with the other key driver being the £290m penalty arising from the industry wide investigation into the setting of interbank offered rates. The regulatory cost increase principally related to Financial Services Compensation Scheme levies.

We provide a disaggregation of Operating expenses on the face of the Income statement and within the Staff costs and Administration and general expenses notes, based on the nature of the expenses in line with IAS 1, Presentation of Financial Statements. Regulatory compliance costs are not considered to be a separate material class in this context and therefore are not presented as a separate line item.

In light of the Staff’s comment, for future Form 20-F filings we will include disclosure to provide a more precise explanation and quantification of the identified material drivers of changes in Operating costs and how they relate to the material classes of costs disclosed.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Form 6-K filed July 27, 2012

Exhibit 99.1

Other Matters, page 4

30	Please provide us with proposed disclosure to be included in future filings that describes terms and conditions of the Settlement Agreement with the FSA, the Non-Prosecution Agreement with the DOJ-FS and the Settlement Order Agreement with the CFTC.

The following proposed disclosure sets out the terms and conditions of the settlement agreements with the DOJ-FS and the CFTC, to be included in the 2012 Form 20-F. Note that, in the case of the FSA, only the Final Notice is publicly available. Subject to matters already in the public domain, and to legal and regulatory disclosure obligations, the terms of the separate settlement agreement are subject to a confidentiality obligation imposed by the FSA.

“The UK Financial Services Authority (FSA), the US Commodity Futures Trading Commission (CFTC), the Securities and Exchange Commission (SEC), the US Department of Justice Criminal Division (DOJ) and US Department of Justice Antitrust Division and the European Commission are amongst various authorities conducting investigations (the Investigations) into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates, such as LIBOR and the Euro Interbank Offered Rate (EURIBOR).

On 27 June 2012, Barclays announced that it had reached settlements with the FSA, the CFTC and the DOJ in relation to the Investigations and had agreed to pay total penalties of £290m (sterling equivalent), which have been reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement with the DOJ (NPA) and an Order with the CFTC (CFTC Order), each dated 27 June 2012. In addition, Barclays has been granted conditional leniency from the Antitrust Division of the US Department of Justice in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

The terms of the Settlement Agreement with the FSA are confidential. However, the Final Notice of the FSA, which imposed a financial penalty of £59.5m, is publicly available on the website of the FSA. This sets out the FSA’s reasoning for the penalty, references the settlement principles and sets out the factual context and justification for the terms imposed. Summaries of the NPA and the CFTC Order are set out below. The full text of the NPA and the CFTC Order are publicly available on the websites of the DOJ and the CFTC, respectively.

In addition to a US$200m civil monetary penalty, the CFTC Order requires Barclays to cease and desist from further violations of specified provisions of the Commodity Exchange Act and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls. Amongst other things, the CFTC Order requires Barclays to:

•	make its submissions based on certain specified factors, with Barclays’ transactions being given the greatest weight, subject to certain specified adjustments and considerations;

•	implement firewalls to prevent improper communications including between traders and submitters;

•	prepare and retain certain documents concerning submissions, and retain relevant communications;

•	implement auditing, monitoring and training measures concerning its submissions and related processes;

•	make regular reports to the CFTC concerning compliance with the terms of the CFTC Order;

•	use best efforts to encourage the development of rigorous standards for benchmark interest rates; and

•	continue to cooperate with the CFTC’s ongoing investigation of benchmark interest rates.

As part of the NPA, Barclays agreed to pay a US$160m penalty. In addition, the DOJ agreed not to prosecute Barclays for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to Barclays submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon Barclays satisfaction of specified obligations under the NPA. In particular, under the NPA, Barclays agreed for a period of two years from 26 June 2012, amongst other things, to:

•	commit no United States crime whatsoever;

•

truthfully and completely disclose non-privileged information with respect to the activities of Barclays, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

•	bring to the DOJ’s attention all potentially criminal conduct by Barclays or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and

•

bring to the DOJ’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the United States by or against Barclays or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

Barclays also agreed to cooperate with the DOJ and other government authorities in the United States in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded.”

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Barclays Results by Quarter, page 5

31	We note that you present the results of your operations on an adjusted basis throughout your document, and also note your Business Results by Quarter beginning on page 27. In these disclosures, you appear to present the adjusted basis first and most prominently, with all of the results information presented on an adjusted basis and not a statutory basis, with the exception of profit before tax. Please tell us how you concluded that this presentation was not giving undue prominence to the non-GAAP measure.

In the Performance Highlights (page 1), commentary on the Performance Highlights (page 2), Condensed Income Statement (page 6) and the Results by Business pages (pages 11-26), statutory (IFRS) and adjusted results are, in our view, presented with equal prominence. On the Results by Quarter pages (pages 5 and 27-29) we present the statutory line items that are subject to adjustments in separate boxes entitled “Statutory basis” and we provide a line by line reconciliation from the adjusted profit to the IFRS profit. On a going forward basis, on the Results by Quarter pages, we will provide greater prominence to the statutory figures by providing the statutory figures for each business division in the same condensed income statement format as we do for the adjusted figures, in addition to the existing presentation on an adjusted basis and reconciliation between adjusted and statutory profit or loss before tax.

Results by Business, page 11

UK Retail and Business Banking, page 11

32	We note your disclosure on page 12 that risk weighted assets increased due, in part, to methodology changes. Tell us in more detail the changes you made to your methodology, whether it affected your other business lines (besides the investment bank where methodology changes were also explicitly mentioned), and whether the methodology changes were approved by your regulators.

Of the total UK Retail and Business Banking (UKRBB) increase of £2bn, approximately £0.9bn related to the removal of post-model adjustments to Advanced Internal Rating Based approach models at the direction of the UK Financial Services Authority in accordance with their letter to all banks on 23 January 2012. The remaining £1.1bn primarily related to methodology changes around the treatment of forbearance exposures; these interpretation changes were implemented across the industry in the UK and in accordance with the UK Financial Services Authority’s interpretative guidance. These changes did not have a material impact outside of UKRBB.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Investment Bank, page 19

33	We note the approximately 81% increase in revenue from Fixed Income, Currency and Commodities in the half year ended June 30, 2012 as compared to the half year ended December 31, 2011 and the 11% increase during the half year ended June 30, 2012 as compared to the half year ended June 30, 2011. We also note the 51% increase in revenue from Equities and Prime Services in the half year ended June 30, 2012 as compared to the half year ended December 31, 2011, and the 12% decrease in revenue in the half year ended June 30, 2012 as compared to the half year ended June 30, 2011. Please tell us and revise future filings to disclose the reasons for the large changes during these periods. If the changes are at least in part due to volume (as partially discussed for Equities and Prime Services), please revise your disclosure to discuss the changes in volume and the drivers of the change in volume, so that a reader can understand the impact that has had on your reported results and any material trends going forward.

In the half year ended 30 June 2012, Fixed Income, Currency and Commodities (FICC) income increased 81% to £4,364m as compared to the half year ended 31 December 2011. This reflected a significantly improved trading environment which resulted in higher income across Rates, Credit, Securitised Products, Emerging Markets and Commodities offset only by a reduction in Currency income as confidence returned to the markets.

In the half year ended 30 June 2012, FICC income increased 11% to £4,364m compared to the half year ended 30 June 2011. This primarily reflected improved performances in Rates, recording its strongest half since 2009, and a recovery in Commodities. This was partly offset by lower contributions from Securitised Products driven by lower trading activity as a result of the uncertainty in the Eurozone.

In the half year ended 30 June 2012, Equities and Prime Services income increased 51% compared to the half year ended 31 December 2011 to £973m, primarily due to an improved performance in cash equities and equity derivatives as markets rallied from the low levels experienced in the second half of 2011.

Equities and Prime Services income decreased 12% to £973m compared to the six months ending 30 June 2011, due to reduced performance in cash equities and equity derivatives driven by declines in volumes in Equity Markets globally. This was partially offset by an increase in equity-related Prime Services income, which resulted from an increase in customer balances.

Barclays interim reporting is in accordance with IAS 34, Interim Financial Reporting which requires presentation of the current period and the corresponding period in the prior year. For this reason, and due to the seasonality inherent in significant elements of the underlying businesses, our commentary focuses on H1 to H1 comparisons (although, in line with peers, high level commentary is included on sequential quarterly trends). H2 comparative information is presented primarily for completeness and the convenience of the reader. However, in light of the Staff’s comment, in future filings we will comment on particularly significant or unusual variances between H2 and H1, in a manner similar to the explanations above.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Credit Risk, page 45

Credit Risk Loans, Page 45

34	You disclose that you had a reduction in the UK Secured Lending CRL balances in the retail portfolio due to an update in the write off policy. Please tell us and revise future filings to disclose the change in your policy and provide a quantification of the impact of the change.

UK Secured Lending is a second charge mortgage portfolio. The impact of the change in policy on our UK Secured Lending portfolio was to write-off the balance post notification of asset realisation (i.e. post notification from the first charge mortgage provider) unless a plan is agreed with the customer for the repayment of the shortfall within a three month period.

Following the disclosure made in the 2012 Form 6-K, the new write-off policy was implemented resulting in an increase in write-off balances to £149m (30 June 2011: £57m) and reduction in recoveries balance by approximately £110m. This combined with a general reduction in balances overdue for in excess of 90 days resulted in the decrease of CRL balances to £393m (31 December 2011: £525m). The impact of the fall in CRL balances in UK Secured Lending is not material at the total retail level (30 June 2012: £9,545m); therefore we do not consider a revision to our disclosures is necessary.

Wholesale Forbearance, page 53

35	Please revise future filings to provide disclosure for your Wholesale Forbearance loans similar to that provided for your Retail Forbearance Programmes on page 51, such as information about the quantity of wholesale loans for which you have offered forbearance, the types of forbearance offered (interest reductions, deferrals, principal forgiveness, etc.), the impairment allowances triggered by the forbearance programs and an indication of the success rates of your forbearance programs.

From the 2012 Form 20-F, our forbearance disclosure will include a quantification of the exposure to our wholesale loans, and the types of forbearance offered, which will be based on the following categories, outlining the stock of exposures at the year end:

1.	Restructure: Reduced contractual cash flows
2.	Restructure: Maturity date extension
3.	Restructure: Changed cash flow profile (other than extension)
4.	Restructure: Payment other than cash (e.g. debt to equity)
5.	Change in security
6.	Adjustments / non enforced covenants
7.	Other

The table below provides an example of how this information may be represented in our 2012 Form 20-F:

Forbearance Type	Sovereign £m	Financial Institutions £m	Corporate £m
Restructure: Reduced contractual cash flows
Restructure: Maturity date extension
Restructure: Changed cash flow profile (other than extension)
Restructure: Payment other than cash (e.g. debt to equity)
Change in security
Adjustments / non enforced covenants
Other
Total

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Legal Proceedings, page 78

Lehman Brothers Holdings, page 78

36	We note your disclosure regarding the July 2011 final order by the Bankruptcy Court related to the disputed Lehman assets as well as your discussion of the District Court’s opinion in June 2012 which reversed one of the Bankruptcy Court’s rulings on the contract claims that had been adverse to you, but affirmed the other rulings. Please address the following.

•	Tell us the status and basis of your appeal.

•

In light of the Bankruptcy Court ruling in July 2011, as well as the District Court opinion on June 5, 2012, please tell us how you concluded that the definition of a provision in paragraph 14 of IAS 37 has not been met. In this regard, we note that you only recorded an additional £0.2 billion provision during 2011, and no further provision during 2012, but based on the Court’s opinions, it is not clear how you determined the appropriate amounts to accrue.

•

Tell us how you concluded that $1.3 billion is your best estimate of the expenditure given the District Court ruling. Discuss the information considered provided by your experts in concluding it is probable you will win on appeal.

Under the District Court’s opinion, Barclays is conditionally entitled to $769m in respect of LBI’s 15c3-3 reserve account receivable and $507m of exchange-traded derivative margin assets. Under the Court’s opinion, these amounts will be receivable only to the extent that the Trustee has remaining assets once all customer claims are satisfied.

We have appealed from the rulings that we are not unconditionally entitled to receive both the $769m and $507m amounts described above to the United States Court of Appeals for the Second Circuit. Although the Second Circuit has not set a final schedule for the appeal, it is likely that briefing and argument of the appeal will be completed by mid-2013. The timing of any subsequent decision will be up to the Court.

In our appeal, we intend to raise two issues:

First, we contend that the courts below erred in ruling that, despite its general entitlement to all margin deposits held in LBI’s OCC accounts, Barclays is not currently entitled to $507m of margin deposit assets because that $507m amount was listed as a “debit item” in LBI’s calculation of the amount required (prior to the sale) to be held in its reserve account under SEC Rule 15c3-3, even though it is undisputed that this $507m was at no relevant time held in LBI’s Rule 15c3-3 reserve account. We contend that: (a) Rule 15c3-3 does not apply at all to an entity in liquidation under the Securities Investor Protection Act (“SIPA”); (b) even if Rule 15c3-3 applies, it does not prohibit the transfer of an amount that was never held in the Rule 15c3-3 reserve account; and (c) (irrespective of what Rule 15c3-3 may provide) the Trustee is nonetheless contractually obligated to fulfill his unqualified promise to transfer “all margin deposits” to Barclays, including the $507m amount.

Second, the parties’ contract provides that, in connection with the transfer of LBI customer accounts to Barclays, Barclays “shall receive” not only all customer assets held in those customer accounts, but also “to the extent permitted by applicable law, and as soon as practicable after the Closing, $769m of securities, as held by or on behalf of LBI on the date hereof pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, or securities of substantially the same nature and value.” We contend that the District Court erred in affirming the Bankruptcy Court’s holding that Barclays is not currently entitled either to the $769m of securities held by or on behalf of LBI on the date hereof pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, or to securities of substantially the same nature and value, and that Barclays will not receive any of those securities unless and until there are assets remaining in the LBI estate after the Trustee satisfies all allowed customer claims. We contend that (a) no applicable law bars transfer of these assets because Rule 15c3-3 does not apply at all to an entity in SIPA liquidation and (b) if applicable law does bar delivery of the $769m specified in the contract, the “or securities of substantially the same nature and value” clause obliges the Trustee to deliver alternative securities to Barclays.

No provision has been recognised under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37) since the outcome of the ongoing litigation is expected to impact the amount to be received by Barclays rather than result in any net outflow. An available for sale (AFS) asset has been recognised in respect of assets not yet received from the acquisition. The effective provision of $1.3bn referred to in our disclosure is the difference between the fair value at which the AFS asset is stated ($3.0bn) and the total amount we believe to be due to Barclays under the relevant contractual arrangements ($4.3bn as at 30 June 2012).

The AFS asset has been stated at the same amount throughout 2011 and 2012. Changes in the effective provision level reflect changes in the total value of assets due to Barclays, largely due to foreign currency and market value movements and accrued interest. The carrying amount of the AFS asset, and the resulting effective provision level, represents a reasonable point within the range of possible outcomes. The $1.3bn effective provision is approximately equal to the sum of the two items that we are appealing. Therefore, there is potential upside from our current carrying amount (i.e. a successful appeal) but also potential downside, for example if we were to encounter difficulties in recovering margin held by institutions outside the United States (as disclosed in our Form 6-K filing).

As indicated above, no IAS 37 provisioning assessment has been performed. However, in considering the appropriateness of the carrying amount of the AFS asset, Barclays has considered the likelihood of prevailing on the legal issues discussed above, as well as the legal issues presented by the Trustee’s appeal from the portions of the lower court rulings adverse to him.